FREESTAR TECHNOLOGY CORPORATION
31 Mespil Road
Ballsbridge
Dublin 4, Ireland

August 1, 2008
VIA EDGAR AND FACSIMILE

David L. Orlie
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: FreeStar Technology Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 25, 2008
File No. 000-28749

Dear Mr. Orlie:

I am writing in response to your letter dated July 30, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on FreeStar Technology Corporation’s (“FreeStar,” the “Company,” “we,” “us,” or “our”) Preliminary Proxy Statement on Schedule 14A filed July 25, 2008. We appreciate and have carefully considered the Staff’s comments, and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

1.          COMMENT: Please tell us whether you presently have any plans, proposals or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.  If not, please disclose in your registration statement that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the authorized shares of common stock that would become newly available following the reverse stock split.

RESPONSE:  We have added the following text to the “Reasons for Effecting the Reverse Split”

Section of the Proxy Statement:

“As discussed below, under the subsection “Potential Disadvantages to the Reverse Split - Dilution”, additional shares will be available for issuance after the split, and management will have broad discretion over the issuance of such shares.

The Company has historically raised capital through equity issuances and is actively pursuing potential additional equity financing transactions.  Thus, although there is no specific equity financing plan at this time, and no arrangements or agreements related thereto, written or otherwise, the Company anticipates using a significant portion of the additional shares for future equity financings.  The Company has also historically issued shares to certain vendors, service providers and consultants to conserve cash, and anticipates continuing this practice, and utilizing a significant portion of the available authorized shares for such issuances.

The Company may also use the shares for future acquisitions, although there are no specific plans, arrangements or acquisition targets presently.”

2.           COMMENT: We note your tabular disclosure on page 5 of the number of shares of your common stock that will be outstanding before and after the reverse stock split.  Please expand this table to disclose the number of shares of the company’s common stock authorized and the number authorized but unissued before and after completion of the reverse stock split.

RESPONSE: We have added an additional chart disclosing the number of authorized but unissued shares that would be available before and after the reverse split.  We also added the following text along with such chart:

“Thus, there will be a significant increase in the number of shares that are available for future issuance following the reverse split.  See “Potential Disadvantages to the Reverse Split - Dilution” above, regarding management’s broad discretion over future issuances of such shares.”

3.   COMMENT: You currently present the reverse stock split and the name change as a single proposal both in your proxy statement and in the form of written consent.  Consider revising your proxy materials to present these proposals separately in the proxy statement and to provide separate boxes on the form of written consent for shareholders to specify a choice between approval, disapproval or abstention with respect to each of these proposals.  If you conclude that it is not necessary to present these proposals separately, please tell us why.  Refer to Rules 14a-(a)(3) and 14a-4(b)(1) under the Securities Exchange Act of 1934.

RESPONSE: We have revised the Proxy Statement to separate the reverse split and the name change proposals into two separate proposals.  We have also revised the Written Consent to provide two separate boxes for each of the reverse split and the name change proposals, so that shareholders may choose between approval, disapproval or abstention for each proposal separately.

In addition, per your July 30, 2008 letter, the Company hereby acknowledges that is has been advised of the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Egan
Paul Egan, President and CEO